June 9, 2015
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0137

Via EDGAR System

Ms. Marianne Dobelbower U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Registration Statement on Form N-1A (No. 033-52154)
Filed April 15, 2015

Dear Ms. Dobelbower:

On behalf of our client, Hennessy Funds Trust and its series the Hennessy Large Cap Financial Fund and the Hennessy Japan Small Cap Fund (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement referenced above (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Dobelbower
U.S. Securities and Exchange Commission
June 9, 2015

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Registration Statement on Form N-1A

3. Please provide an explanation of the difference between the “Other Expenses” for the new class versus the “Other Expenses for the existing class, with a view toward potential revised disclosure.

Response:  The “Other Expenses” for the Institutional Class shares were determined first by (the “Initial Estimate”): estimating the other expenses for the new class based on the “Other Expenses” for the Investor Class of the applicable Fund for the prior fiscal year and deducting from that amount the shareholder servicing fee.  The Funds then took the Initial Estimate and adjusted it to reflect an estimate of the sub-transfer agency fees that each Institutional Class of the Funds would be likely to pay, which estimate was based on the “Other Expenses” for the Institutional Class shares of a similarly situated fund in the Hennessy Funds family for the prior fiscal year.  Footnote disclosure was added that reads as follows:

“Other Expenses” are based on estimated amounts for the current fiscal year.

4. On a supplemental basis, please explain whether the Hennessy Large Cap Financial Fund invests in medium capitalization companies, and how the Fund defines medium capitalization.

Response:  The Fund invests principally in stock of companies with a market capitalization in excess of $10 billion.  However, from time to time, the Fund may invest in companies with a market capitalization from $3 billion to $10 billion, which are medium capitalization companies, in the view of the Fund.

5. Please disclose in a footnote to the performance information the year-to-date return information for the end of the most recent quarter.

Ms. Dobelbower
U.S. Securities and Exchange Commission
June 9, 2015

Response:  Footnote disclosure was added for each Fund with respect to year-to-date performance information for the end of the most recent calendar quarter.

6. With regard to the Hennessy Japan Small Cap Fund, please confirm that there are no Acquired Fund Fees and Expenses (“AFFE”) required to be reported as a line item in the Expense Table.

Response:  The Fund confirms that there are no AFFE that are required to be reported as a line item in the Expense Table.

7. With regard to the disclosure for the Hennessy Japan Small Cap Fund that describes how the Fund defines smaller Japanese companies, it the reference to “the bottom 15% of all Japanese companies” to “all” Japanese companies, or just “all publicly traded” Japanese companies?

Response:  The reference to “all Japanese companies” should read “all publicly-traded Japanese companies,” and the Fund has revised the disclosure accordingly.

8. Please provide a definition for the terms “first financial instruments business” and “second financial instruments business.”

Response:  The Funds have revised the disclosure to read as follows:

In addition, SPARX is registered with the Japanese authority to conduct the investment management business, the investment advisory and agency business, the first financial instruments business and the second financial instruments business.  The first financial instruments business involves, among other things, engaging in the solicitation, sale and purchase, as well as acting as an intermediary for sales and purchases, of securities with high liquidity, over-the-counter derivatives trading and customer asset administration. The second financial instruments business involves, among other things, engaging in the solicitation, sale and purchase, as well as acting as an intermediary for sales and purchases, of securities with lower liquidity, and the handling of the offering of trust beneficiary rights and limited partnership interests.

9. Where the disclosure references that the Hennessy Japan Small Cap Fund is managed by “some of the largest and most experienced” Asia-based asset management specialists, please indicate, if possible, that they are the “[XXX] largest” and state the length of time that they have been in business.

Response:  The Funds note that there is no single, definitive source that ranks the largest Asia-based asset management specialists, and that the rankings that do exist are in a constant state of flux due to being regularly updated.  So, while the sub-advisor to the Fund monitors these rankings and can confirm that it is consistently among the largest Asia-based asset management specialists, it does not believe it can or should include a specific ranking because this might be misleading.  However, the Funds have revised the disclosure to indicate that the sub-advisor has been in business since 1989.

Ms. Dobelbower
U.S. Securities and Exchange Commission
June 9, 2015

10. In the disclosure regarding the pricing of shares, please include disclosure that the net asset value (“NAV”) may change on days when shareholders will not be able to purchase or redeem Fund shares.

Response:  As requested, the Funds have revised the disclosure to include the following sentence:

If a Fund holds securities traded on a foreign exchange, such securities may trade on weekends or other days when the Fund does not price its shares and thus affect the Fund’s NAV on days when investors will not be able to purchase or redeem the Fund’s shares.

11. In section labeled “Fund History and Clarification” in the Statement of Additional Information (“SAI”), in the first sentence of the fourth paragraph, there appears to be a missing comma.  Please clarify the disclosure.

Response:  As requested, the Funds have revised the disclosure to read as follows:

The Hennessy Japan Small Cap Fund, a series of HFT, is the successor to the Hennessy Japan Small Cap Fund, a series of Hennessy SPARX Funds Trust, a Massachusetts business trust (“HSFT”), pursuant to a reorganization that took place after the close of business on February 28, 2014.

12. With regard to the disclosure in the SAI regarding investment considerations, please confirm that there are no principal investment strategies or risks identified in this section that are not identified in the prospectus.

Response:  The Funds confirm that the prospectus contains a description of all of the principal investment strategies and risks.

13. In the repurchase agreements disclosure in the SAI, please expressly state that if used, they are fully collateralized and that policies and procedures exist to monitor compliance.

Response:  As requested, the Funds have revised the disclosure to read as follows:

The Fund has adopted procedures designed to minimize the risks of loss from repurchase agreement transactions.  These procedures include a requirement that the Fund will enter into repurchase agreements only with U.S. banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Fund may invest and, in the case of tri-party repurchase agreements, U.S. Government Securities with a maturity of greater than one year, and will require that additional

Ms. Dobelbower
U.S. Securities and Exchange Commission
June 9, 2015

securities be deposited with it if the value of the securities purchased should decrease below resale price.  The Fund will only invest in repurchase agreements that are fully collateralized and SPARX Japan will monitor the value of the underlying securities to assure that the value always equals or exceeds the repurchase price.  In addition, SPARX Japan will monitor the creditworthiness of the issuing broker, dealer or bank.

14. In the disclosure in the SAI on simultaneous investments, please consider whether there are conflicts of interest that could arise and should be disclosed.

Response:  As requested, the Funds have revised the disclosure to read as follows:

Certain inherent conflicts of interest may arise from the fact that SPARX Japan or its affiliates may carry on substantial investment activities (including activities that employ substantially similar strategies as the Japan Small Cap Fund) for other client accounts, discretionary accounts and other pooled investment vehicles, for their own accounts, and others.  Investment decisions for the Japan Small Cap Fund are made independently from those for other clients advised by SPARX Japan or its affiliates and the Fund will have no interest in these activities.  If, however, such other clients desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each.  In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.  In addition, when purchases or sales of the same security for the Fund and other client accounts managed by SPARX Japan occur contemporaneously, the purchase or sale orders may be aggregated in order to obtain any price advantages available to large denomination purchases and sales.  The Fund, together with other clients advised by the portfolio managers and affiliates of SPARX Japan, may own significant positions in portfolio companies that, depending on market conditions, may affect adversely the Fund’s ability to dispose of some or all of its positions should it desire to do so.

* * *

Very truly yours,

/s/Peter D. Fetzer

Peter D. Fetzer